12 December 2006

RECEIVED

2006 DEC 18 P 12:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

Dear Sir

~~Nedbank Group~~ Nedcor Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group Limited – results of general meeting.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

cc *Jonathan K Bender, Esq*

NEDBANK
GROUP

HEAD OFFICE • HEAD OFFICE

135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa
Tel +27 (0)11 294 4444 Fax +27 (0)11 295 1111 www.nedbank.co.za

Dew 12/19



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Release Date: 2006/12/07 12:54:00 PM

Nedbank Group Limited - Results of general meeting

NED
Nedbank Group Limited - Results of general meeting
Nedbank Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share code JSE: NED
ISIN: ZAE000004875
("Nedbank Group")
RESULTS OF GENERAL MEETING
Introduction
Nedbank Group informed shareholders on 5 September 2006 of its intention to introduce black ownership into its 94% held Namibian subsidiary, NedNamibia Holdings Limited, as part of Nedbank Group"s ongoing programme of transformation, by way of an issue of 665 442 new Nedbank Group shares. A circular outlining the transaction was posted to shareholders on 8 November 2006. The implementation of the transaction was subject to the fulfilment of certain conditions precedent and the approval of all the required ordinary and special resolutions by the requisite majority of shareholders in general meeting.
The board of directors of Nedbank Group is pleased to announce that all the resolutions were passed by the requisite majority of shareholders today. The relevant special resolutions will be lodged for registration with the Registrar of Companies in due course.
Issue and listing of shares
The new Nedbank Group shares will be issued on 14 December 2006 and listed on the JSE Limited on the same day.
Sandton
7 December 2006

Investment bank, transaction adviser and joint sponsor	Lead sponsor
Nedbank Capital	Merrill Lynch South Africa (Pty) Limited

Date: 07/12/2006 12:54:04 PM Produced by the JSE SENS Department


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